EXHIBIT 20

PRESS RELEASE
FOR IMMEDIATE RELEASE

November 17, 1994

For additional information
Contacts:   Westamerica Bancorporation
            E. Joseph Bowler
            (415) 257-8040

            CapitolBank Sacramento
            Thayer T. Prentice
            (916) 449-8300


Westamerica Bancorporation and CapitolBank Sacramento Sign Definitive Merger Agreement

San Rafael, CA - Westamerica Bancorporation (NASDAQ: WABC) and CapitolBank Sacramento today announced the signing of a Definitive Merger Agreement under which Westamerica will acquire all of the outstanding shares of common stock of CapitolBank Sacramento pursuant to a tax-free exchange of shares whereby CapitolBank stockholders will receive Westamerica Common Stock. CapitolBank Sacramento, headquartered in downtown Sacramento, with approximately $138 million in assets and $126 million in deposits, operates through one office at 300 Capitol Mall.

The Agreement, which has been approved by the Boards of Directors of both companies, is subject to conditions usual and customary for merger transactions of this type, including approval by CapitolBank shareholders, approval by bank regulatory authorities, and satisfaction of certain other terms and conditions.

The Agreement provides for an exchange ratio of .0938 of a share of Westamerica Common Stock for each outstanding share of CapitolBank Common Stock, subject to adjustment such that Capitol shareholders will share half of the appreciation if Westamerica's average share price on the NASDAQ prior to the effective date of the Merger exceeds
$33.00, provided, however if certain significant liabilities or expenses related to CapitolBank's business or operations occur prior to the merger the exchange ratio may be adjusted downward pursuant to a formula. If Westamerica's average common stock closing price quoted on NASDAQ during a twenty business day period prior to the merger is below $30.20, CapitolBank may either accept the exchange ratio, renogotiate the exchange ratio or terminate the Agreement.

Stock options to acquire CapitolBank Common Stock outstanding at the close of the transaction would be converted into stock options to acquire Westamerica Common Stock. Excluding currently outstanding CapitolBank stock options, the acquisition, at the closing price for WABC on November 16, 1994, would be valued at approximately $2.91 per share or approximately $12 million. Based on WABC's closing price on November 16, 1994, the merger would result in the issuance of approximately 385,000 new shares of Westamerica Common Stock. At September 30, 1994, Westamerica had approximately 8.1 million shares outstanding and CapitolBank had about 4.1 million shares outstanding. Although the parties have not adopted any formal timetable, it is estimated the merger will be consummated by mid 1995.

CapitolBank's CEO, Thayer Prentice, stated: "We are excited about joining the most successful community bank in Northern California. This merger allows us to enhance service to our customers through a wide variety of new Westamerica products and services. Westamerica brings to the affiliation an outstanding record of earnings and dividend growth, strong asset quality, and the capital resources needed to develop the full potential of our rapidly growing market.

David L. Payne, Chairman, President and CEO of Westamerica said: "We are extremely pleased with this opportunity to add to Westamerica's community banking franchise in Sacramento. CapitolBank is a logical merger partner for Westamerica due to its strong business banking position in downtown Sacramento. Combined with Westamerica's existing Sacramento business, this will enhance our franchise in the important Sacramento market."

Westamerica Bancorporation operates as a multi-bank holding company with 49 branches in 11 Northern California Counties. Westamerica's assets at September 30, 1994 were approximately $2.1 billion. Westamerica reported record net income of $6.3 million or $0.78 per share for the quarter ending September 30, 1994 and record net income of $18.3 million or $2.27 per share for the first nine months of 1994.

Westamerica Bancorporation previously announced the signing of a merger agreement with PV Financial, a bank holding company headquartered in Modesto, California, with $173 million in total assets. PV Financial's wholly owned banking subsidiary, Pacific Valley National Bank, operates five branches in the Central California cities of Modesto, Ceres, and Turlock. Shareholders of PV Financial approved the merger of PV Financial with and into Westamerica on November 14, 1994. This merger is expected to be consummated in the first quarter of 1995.

(NOTE: A registration statement relating to the Westamerica Common Stock to be exchanged for shares of CapitolBank Common Stock will be filed with the Securities and Exchange Commission ("SEC"). The Westamerica Common Stock may not be exchanged, nor may offers to exchange be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to exchange or the solicitation of an offer to exchange nor shall there be any exchange of the Westamerica Common Stock in any state in which such offer, solicitation, or exchange would be unlawful prior to registration or qualification under the securities laws of any such state. The Westamerica Common Stock to be exchanged will be offered only by means of a prospectus filed with the SEC.)